FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2009
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Disclosure under Section 302 of the Companies Act, 1956

Item 1

To the Members :

Disclosure under Section 302 of the Companies Act, 1956

I.
Ms. Madhabi Puri Buch has resigned from the services of ICICI Bank Limited (ICICI Bank / the Bank) effective February 1, 2009 and as such she has ceased to be the Executive Director of the Bank effective this date. She has been appointed as the Managing Director & CEO of ICICI Securities Limited effective February 1, 2009 in place of Mr. S. Mukherji, who retired on completion of his term of office on January 31, 2009.

II.
The Board of Directors of ICICI Bank, at its Meeting held on January 24, 2009, decided (based on the recommendation of the Board Governance & Remuneration Committee) to appoint Mr. K. Ramkumar presently Group Chief Human Resources Officer, ICICI Bank, as wholetime Director (designated as Executive Director) of ICICI Bank effective February 1, 2009, in place of Ms. Madhabi Puri Buch, for a period of five years, subject to the approval of Reserve Bank of India and the Members.

Mr. K. Ramkumar is a science graduate from Madras University with a post-graduate diploma in industrial relations and labour law. He has worked with Hindustan Aeronautics Limited, Brookebond Lipton India Limited, Eternit Everest Limited and ICI India Limited before joining ICICI in 2001 in the human resources department. In 2004, he was designated as Senior General Manager of ICICI Bank and in 2006 as Group Chief Human Resources Officer. Mr. Ramkumar will oversee the operations and credit & treasury middle-office functions which were overseen by Ms. Madhabi Puri Buch, in addition to human resources management.

Further, the Board, at its aforesaid Meeting, decided (based on the recommendation of the Board Governance & Remuneration Committee) to appoint Mr. N. S. Kannan presently, Executive Director, ICICI Prudential Life Insurance Company Limited, as wholetime Director (designated as Executive Director & Chief Financial Officer) of ICICI Bank effective May 1, 2009. The appointment of Mr. N. S. Kannan is for a period of five years and is subject to the approval of Reserve Bank of India and the Members.

Mr. N. S. Kannan is the Executive Director of ICICI Prudential Life Insurance Company. He looks after the corporate centre including finance and accounts, investor/analyst relations, investment management, corporate strategy, corporate communications, human resources and business intelligence. Prior to his current assignment, he was in-charge of business functions including retail business, group business, marketing & investment management.

Prior to moving to ICICI Prudential Life Insurance Company, he was the Chief Financial Officer and Treasurer of ICICI Bank. As Chief Financial Officer and Treasurer of ICICI Bank, Mr. Kannan was responsible for investor relations and for the finance, performance management and treasury functions.

Mr. Kannan has been with the ICICI group for over 17 years. He joined the ICICI group in 1991 as a project officer. During his tenure at ICICI group, he has handled project finance operations, infrastructure financing, structured finance and treasury operations.

Mr. Kannan is a postgraduate in management from the Indian Institute of Management, Bangalore with a gold medal for best all-round performance. He is also a Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India and an Honours graduate in Mechanical Engineering. His work experience includes 3 years with a large engineering group in India.

The remuneration payable to Mr. K. Ramkumar and Mr. N. S. Kannan (hereinafter collectively referred as “the wholetime Directors”) is as detailed below:

Salary:

In the range of Rs. 300,000 to Rs. 1,000,000 per month.

The Board or any Committee thereof, in its absolute discretion and from time to time, will fix within the range stated above, the salary payable to the wholetime Directors.

Contd. ....2

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India	Regd. Office: "Landmark" Race Course Circle Vadodara 390 007, India

Perquisites :

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s applicable to retired wholetime Directors of the Bank or the members of the staff, as the case may be, from time to time, for the aforesaid benefits.

In case Bank-owned accommodation is not provided, the wholetime Director(s) shall be eligible for house rent allowance of Rs. 100,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by the Bank.

Bonus:

An amount up to the maximum limit permitted under Reserve Bank of India guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to such other approvals as may be necessary.

In the event of absence or inadequacy of net profit in any financial year, the remuneration payable to the wholetime Directors shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956, or any modification(s) thereto.

The above remuneration is within the limits prescribed by the applicable provisions of the Companies Act, 1956.

Mr. K. Ramkumar and Mr. N. S. Kannan shall not be subject to retirement by rotation during their tenure as wholetime Director. However, in order to comply with the Articles of Association of ICICI Bank and the Companies Act, 1956, Mr. K. Ramkumar and Mr. N. S. Kannan shall be liable to retire by rotation, if, at any time, the number of non-rotational Directors exceed one-third of the total number of Directors. If Mr. Ramkumar and Mr. Kannan are re-appointed as Directors immediately on retirement by rotation, they shall continue to hold their office of wholetime Director and the retirement by rotation and re-appointment shall not be deemed to constitute a break in their appointment.

Memorandum of Interest of Directors

None of the Directors of your Bank are interested in the above appointments and payment of remuneration except Mr. K. Ramkumar and Mr. N. S. Kannan to the extent of their respective appointment and payment of remuneration.

Copy of the Resolutions passed by the Board at its Meeting held on January 24, 2009, in respect of the above, may be inspected at the Registered/Corporate Office of ICICI Bank between 10.30 a.m. and 12.30 p.m. on all working days except Saturday.

By Order of the Board

Sandeep Batra
Group Compliance Officer &
Company Secretary

February 3, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: February 9, 2009	By:	/s/ Shanthi Venkatesan
		Name:	Shanthi Venkatesan
		Title:	Assistant General Manager